As filed with the Securities and Exchange Commission on May 26, 2004

Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DIGITAL RECORDERS, INC.
(Exact name of registrant as specified in its charter)

North Carolina (State or other jurisdiction of incorporation or organization)	56-1362926 (I.R.S. Employer Identification No.)

5949 Sherry Lane, Suite 1050, Dallas, Texas 75225
(214) 378-8992
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David L. Turney
Chairman, Chief Executive Officer and President
Digital Recorders, Inc.
5949 Sherry Lane, Suite 1050
Dallas, Texas 75225
(214) 378-8992
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies requested to:

Kenn W. Webb, Esq.
Carrington, Coleman, Sloman & Blumenthal, L.L.P.
200 Crescent Court, Suite 1500
Dallas, Texas 75201

Approximate date of commencement of proposed sale to the public: At such time or times after the effective date of this registration statement as the selling shareholders shall determine.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum	Amount of
Title of Each Class of Securities		Offering Price	Aggregate	Registration
To Be Registered	Amount to be Registered (1)	Per Share (2)	Offering price	Fee
Common Stock, par value $0.10 per share	812,500 shares	$5.07	$4,119,375	$522
Preferred Stock Purchase Rights(3)	812,500 rights	N/A	N/A	N/A

(1) Represents 625,000 shares of outstanding common stock and the number of shares of common stock initially issuable upon exercise of outstanding warrants (187,500 shares). The Selling Shareholders have the right to acquire 187,500 of such shares of common stock pursuant to instruments that provide for a change in the number of shares issuable upon exercise thereof to prevent dilution resulting from stock dividends, stock splits or similar transactions. Pursuant to Rule 416, this Registration Statement shall be deemed to cover the additional securities that may be issued in connection with any such provision and the related preferred stock purchase rights.

(2) Estimated pursuant to Rule 457(c) under the Securities Act of 1933, solely for the purposes of calculating the registration fee, upon the basis of the average of the high and low prices of our common stock as reported on the Nasdaq SmallCap Market on May 20, 2004.

(3) This registration statement also relates to preferred stock purchase rights that are attached to shares of the registrant’s common stock. Those rights entitle holders to purchase Series D Junior Participating Preferred Stock, par value $.10 per share, of the registrant upon the occurrence of certain events pursuant to a Rights Agreement dated December 14, 1999, as amended. Prior to the occurrence of such events, the rights are evidenced by the certificates for the common stock and are transferable only with the common stock. Because no separate consideration is paid for the rights, no additional registration fee is required for the rights.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

ABOUT THIS PROSPECTUS
THE COMPANY
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
Item 15. Indemnification of Directors and Officers
Item 16. Exhibits
Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX
Opinion/Consent of Gray, Layton, Kersh, Solomon
Consent of McGladrey & Pullen, LLP

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MAY 26, 2004

PROSPECTUS

DIGITAL RECORDERS, INC.

812,500 Shares of Common Stock

     This prospectus relates to the offer and sale of up to 812,500 shares of common stock of Digital Recorders, Inc., a North Carolina corporation, that may be offered and sold from time to time by the shareholders described in this prospectus under “Selling Shareholders” or by pledges, donees, transferees, assignees or other successors-in-interest that receive any of the shares as a gift, distribution or other non-sale related transfer. As used in this prospectus, “we,” “us,” “our” and similar expressions refer to Digital Recorders, Inc. and its subsidiaries.

     The Selling Shareholders may offer their shares from time to time through or to one or more underwriters, brokers or dealers, on the Nasdaq SmallCap Market, in the over-the-counter market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Shareholders or otherwise. We will not receive any proceeds from the sale of shares by the Selling Shareholders. In connection with any sales, the Selling Shareholders and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act.

     We will pay the expenses related to the registration of the shares covered by this prospectus. The Selling Shareholders will pay commissions and selling expenses, if any, incurred by them.

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol “TBUS.” The closing sale price on Nasdaq on May 25, 2004 was $5.84 per share. Our common stock is also traded on the Boston Stock Exchange under the symbol “TBU.”

Investing in the common stock offered by this prospectus is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May    , 2004.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the Selling Shareholders may sell from time to time, in one or more offerings, the shares of common stock covered by this prospectus. The shares covered by this prospectus include 625,000 outstanding shares of common stock and 187,500 shares of common stock issuable upon the exercise of warrants that we previously issued to the Selling Shareholders. This prospectus also covers certain rights that we have granted to holders of our common stock, including shares issued in the future, to purchase fractions of a share of our Series D Junior Participating Preferred Stock in the event of an acquisition of, or an announced tender offer for, 15% or more of our outstanding common stock. Until such a triggering event occurs, these preferred stock purchase rights are attached to shares of our common stock, and are neither evidenced by separate certificates nor transferable separately from our common stock. If the rights become exercisable, we will take further action, if required, to register with the SEC the issuance of shares of our Series D Junior Participating Preferred Stock.

     This prospectus also covers any shares of common stock, and related preferred stock purchase rights, that may become issuable pursuant to anti-dilution adjustment provisions that would increase the number of shares issuable upon exercise of the warrants as a result of stock splits, stock dividends or similar transactions.

     A prospectus supplement may add, update or change information contained in this prospectus. We recommend that you read carefully this entire prospectus, especially the section entitled “Documents Incorporated By Reference” beginning on page 23, and the section entitled “Risk Factors” beginning on page 3, and any supplements before making a decision to invest in our common stock.

THE COMPANY

     We are a market leader in transit, transportation and law enforcement digital communications and audio enhancement systems using proprietary software applications. Our products improve the flow and mobility of people through transportation infrastructure, as well as enhance law enforcement agencies’ surveillance capabilities. Our transit communications products — TwinVision® and Mobitec route destination signage systems, Talking Bus® voice announcement systems, and Internet-based, automatic vehicle monitoring systems — enhance public transportation around the globe. Our electronic surveillance tools, including microphone amplifiers and processors, countermeasures devices, speech activity detectors, and radio/television noise cancellers, help law-enforcement agencies worldwide capture, arrest and prosecute criminals. Our website address is www.digitalrecorders.com. Information on our website is not part of this prospectus. More detailed information about our business, financial condition and results of operations is contained in the reports we file with the Securities and Exchange Commission. See “Incorporation by Reference.”

     We were incorporated in North Carolina in 1983. Our principal executive offices are located at 5949 Sherry Lane, Suite 1050, Dallas, Texas 75225, and our telephone number is (214) 378-8992.

FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus and in the documents incorporated by reference constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform

Act of 1995. In particular, any statement, express or implied, concerning future events or expectations is a forward-looking statement. Use of words such as “expect,” “fully expect,” “expected,” “appears,” “believe,” “plan,” “anticipate,” “would,” “goal,” “potential,” “potentially,” “range,” “pursuit,” “run rate,” “stronger,” “preliminarily,” etc., is intended to identify forward-looking statements that are subject to risks and uncertainties. There can be no assurance that any expectation, express or implied, in a forward-looking statement will prove correct or that the contemplated event or result will occur as anticipated. The risks associated with forward-looking statements include, but are not limited to, the ones described under the heading “Risk Factors” below.

RISK FACTORS

     An investment in our common stock involves significant risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, including the documents incorporated by reference in this prospectus, before buying shares of our common stock. Many of the risks discussed below have affected our business in the past, and many are likely to continue to do so. These risks may materially adversely affect our business, financial condition, operating results or cash flows, or the market price of our common stock. Each of these risk factors could adversely affect the value of an investment in our common stock.

Risks Related to Our Indebtedness, Financial Condition and Results of Operations

Our substantial debt could adversely affect our financial position, operations and ability to grow.

     We have a substantial amount of debt. As of April 30, 2004, our total debt of approximately $6.3 million consisted of long-term debt in the amount of $3.8 million, including current maturities of approximately $1.3 million, and short-term debt of $2.5 million. Included in the long-term debt is $2.0 million of unsecured indebtedness to one of our shareholders, $1.6 million outstanding under a term loan to a Swedish bank and $250,000 under our outstanding 8.0% convertible subordinated debenture held by a shareholder and director. The short-term debt consisted of the outstanding balances under our domestic and European revolving credit facilities. Our substantial indebtedness could have adverse consequences in the future. For example, it could:

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce amounts available for working capital, capital expenditures, research and development and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Place us at a competitive disadvantage compared to our competitors that may have less debt than we do;

•	Make it more difficult for us to obtain additional financing that may be necessary in connection with our business;

•	Make it more difficult for us to implement our business and growth strategies; and

•	Cause us to have to pay higher interest rates on future borrowings.

     Some of our debt bears interest at variable rates. If interest rates increase, or if we incur additional debt, the potential adverse consequences, including those described above, may be intensified.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity financing or restructure our debt. Our existing credit facilities contain covenants that, among other things, limit our ability to incur additional debt.

Future cash requirements or restrictions on cash could adversely impact our financial position, and an event of default under our outstanding debt instruments could impair our ability to conduct business operations.

     Our overall cash balance has significantly fluctuated in fiscal 2002, 2003 and 2004, and we could incur negative overall cash flow in future quarters. If cash flow significantly deteriorates in the future, our liquidity and ability to operate our business could be adversely impacted. Additionally, our ability to raise financial capital may be hindered due to our net losses and the possibility of future negative cash flow, thus reducing our operating flexibility.

     The following items, among others, could require unexpected future cash payments, limit our ability to generate cash or restrict our use of cash:

•	triggering of certain payment obligations, or acceleration of payment obligations, under our revolving credit facilities or our outstanding convertible debenture;

•	triggering of redemption obligations under our outstanding convertible debenture;

•	costs associated with unanticipated litigation relating to our intellectual property or other matters;

•	taxes due upon the transfer of cash held in foreign locations; and

•	taxes assessed by local authorities where we conduct business.

     During the third quarter of 2003, we entered into a $10.0 million revolving credit facility with LaSalle Business Credit, LLC. This facility permits us to borrow an amount determined on the basis of a formula that applies specified percentages to our domestic inventory and accounts receivable balances and then deducts a reserve amount established by the lender (currently $600,000). After we used borrowings under this facility to repay debt that was outstanding under a facility that we had with another lender, and applying that borrowing base formula, the new facility provided us with additional borrowing capacity of approximately $1.5 million as of the date of execution. The credit facility has an initial term of three years and is secured by substantially all of our domestic assets. The credit agreement also has affirmative, negative and financial covenants with which we must comply. We also have revolving credit facilities with a Swedish bank that we use in connection with our European operations and which are secured by substantially all the assets of our Mobitec AB subsidiary. Our maximum borrowing capacity under the various European credit facilities at April 30, 2004 is equivalent to approximately $3.5 million in U.S. dollars. Those facilities also contain affirmative, negative and financial covenants. As of April 30, 2004, our outstanding balances were $895,000 million under the domestic facility and $1.6 million under the European facilities.

     At September 30, 2003, we were not in compliance with a capital expenditures limitation under our prior domestic credit facility, but we replaced that facility during the third quarter as described above. We were in default of one negative covenant under our new domestic credit facility at December 31, 2003. The tangible net worth covenant was not achieved due to our below-plan operating performance and consolidated operating losses for the three months ended December 31, 2003. Our lender, LaSalle Business Credit, LLC, has re-set the financial covenants for 2004 to reflect the changes in tangible net worth caused by the fourth quarter of 2003 and to start the fixed charge coverage ratio measurement with the three months ended March 31, 2004. As a result, at March 31, 2004, we were in compliance with the financial covenants under the new credit facility, as amended.

     A convertible subordinated debenture in the amount of $250,000 dated August 26, 2002, is payable to a shareholder and member of our board of directors, and is due in full August 26, 2009, if not sooner redeemed or converted, with annual interest at 8 percent paid monthly. It also provides for monthly principal redemption installments commencing August 26, 2005. At March 31, 2004, we were not in compliance with the current ratio financial covenant within the agreement, but we received a waiver for violation of this covenant from the holder.

     While we plan to adhere to the covenants in our credit facilities to the best of our ability, in the event that it appears we are unable to avoid an event of default, it may be necessary or advisable to retire and terminate one or more of the facilities and pay all remaining balances borrowed. Any such payment would further limit our available cash and cash equivalents. Furthermore, we may not be able to retire the credit facilities if we do not have adequate resources available when necessary to avoid an event of default or if we do not have adequate time to retire the credit facilities. The consequences of an event of default under one or more of our credit facilities or other debt instruments may prevent us from conducting normal business operations.

     The above cash requirements or restrictions could lead to an inadequate level of cash for operations or for capital requirements, which could have a material negative impact on our financial position and significantly harm our ability to operate the business.

We have a history of net losses and cannot assure you that we will achieve or maintain profitability.

     We have incurred losses in almost every fiscal year since we have been a public company. Our net loss applicable to common shareholders was $2,232,508 in 2003, $366,503 in 2002 and $61,735 in 2001. We cannot assure you that we will become profitable in fiscal year 2004 or any future period or, if we do, that we will be able to sustain or increase profitability in the future. We had an accumulated deficit of $7.4 million as of December 31, 2002, $9.4 million as of December 31, 2003 and $9.2 million as of March 31, 2004. If we cannot achieve or sustain profitability, our financial condition will be materially adversely affected and it will be much more difficult, if possible at all, to obtain additional financing and to continue to grow our business.

Our efforts to reduce costs may not be effective. If we fail to reduce costs effectively, we may not achieve profitability or positive cash flow.

     We believe cost containment and expense reductions are essential to achieving profitability and positive cash flow from operations in future quarters. Our efforts to reduce expenses have positively impacted our results in recent periods, and we recorded net income applicable to common shareholders of $85,597 for the quarter ended March 31, 2004. However, we must continue to contain costs and further reduce expenses in order to achieve and sustain profitability in future periods. We cannot assure you that we will be able to do so. If we are not able to grow our revenues while reducing our costs, as a percentage of revenue, we will not be able to achieve profitability and our business and financial condition could be materially and adversely affected.

Our operating results will continue to fluctuate.

     Our operating results may fluctuate from period to period and period over period depending upon numerous factors, including: customer demand and market acceptance of our products and solutions, new product introductions, varying product mix, delivery due date changes and other factors. We operate in a market characterized by a relatively long sales cycle. From first contact to order delivery may be a time period of two years or longer in certain instances. Delivery schedules, as first established with the customer in this long cycle, may change with little or no advance notice as the original delivery schedule draws near. Our business is sensitive to the spending patterns and funding of our customers, which in turn are subject to prevailing economic conditions and other factors beyond our control. Moreover, we derive revenue primarily from significant orders from a limited number of customers. For that reason, a delay in delivery of our products in connection with a single order may significantly impact the timing of our recognition of revenue between periods. Moreover, revenue lost due to the cancellation of, or our inability to fill, an order in one period may not necessarily be made up by revenue in any future period.

Risks Related to Our Operations and Product Development

A significant portion of our revenues is derived from sales to a small number of customers. If we are not able to obtain new customers or repeat business from existing customers, our business could be seriously harmed.

     We sell our products to a limited and largely fixed set of customers and potential customers. In our transportation communications segment, we sell primarily to original equipment manufacturers and to end users such as municipalities, regional transportation districts, transit agencies, federal, state and local departments of transportation and rental car agencies. The identity of the customers who generate the most significant portions of our sales may vary from year to year. In 2003, one major customer accounted for 16.2 percent of our net sales, compared to two major customers accounting for 21.9 percent in 2002 and three major customers accounting for 36.4 percent in 2001. If any of our major customers stopped purchasing products from us, and we were not able to obtain new customers to replace the lost business, our business and financial condition would be materially adversely affected. Many factors affect whether customers reduce or delay their investments in products such as those we offer, including decisions regarding technology spending levels and general economic conditions in the countries and specific markets where the customers are located.

We depend on third parties to supply components we need to produce our products.

     Our products and solutions are dependent upon the availability of quality components that are procured from third-party suppliers. Reliance upon suppliers, as well as industry supply conditions, generally involves several risks, including the possibility of defective parts (which can adversely affect the reliability and reputation of our products), a shortage of components and reduced control over delivery schedules (which can adversely affect our manufacturing efficiencies) and increases in component costs (which can adversely affect our profitability).

     We have some single-sourced supplier relationships, either because alternative sources are not readily or economically available or the relationship is advantageous due to performance, quality, support, delivery, capacity or price considerations. If these sources are unable to provide timely and reliable supply, we could experience manufacturing interruptions, delays or inefficiencies, adversely affecting our results of operations. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could affect operating results adversely.

Many of our customers rely on government funding, and that subjects us to risks associated with governmental budgeting and authorization processes.

     A majority of our sales address end customers having some degree of national, federal, regional, state or local governmental-entity funding. These governmental-entity funding mechanisms are beyond our control and often are difficult to predict. Further, general budgetary authorizations and allocations for state, local, and federal agencies can change for a variety of reasons, including general economic conditions, and have a material adverse effect on us. For example, the Transportation Equity Act for the 21st Century (TEA-21), the legislation under which many of the domestic customers of our transportation products business segment derive funding, was subject to reauthorization in 2003; however, the current TEA-21 program has been extended through a series of Continuing Resolutions pending enactment of new legislation. Although the Environmental and Public Works Committee of the U.S. Senate has approved legislation reauthorizing TEA-21, and the House of Representatives “T&I” Committee has acted similarly with its proposal, this legislation is still subject to further review and negotiation and could even fail to be enacted. These continuing resolutions, and delay in enactment of reauthorization legislation, tend to create uncertainty in the market. That uncertainty in turn can tend to delay, or depress, order opportunities. We are involved through the industry trade association, the America Public Transportation Association, the web site of which (www.APTA.com) regularly posts status information on legislative matters. While we believe the reauthorization will occur, and that resulting federal funding will be at or above the present approximately $8 billion annually, we cannot assure you that the legislation will be reauthorized as we expect. In addition to federal funding to the public transit side of our domestic market, some of our customers rely on state and local funding. These tend to be affected by general economic conditions. For example, some transit operating authorities reduced service in 2002 and 2003, extending into 2004, in response to the slow economy; this can have a depressing effect on sales of our products. It is not possible to precisely quantify this impact. Any unfavorable change in any of these factors and considerations could have a material adverse effect upon us.

We must continually improve our technology to remain competitive.

     Our industry is characterized by, and our business strategy is substantially based upon, continuing improvement in technology. This results in frequent introduction of new products, short product life cycles and continual change in product price/performance characteristics. We must develop new technologies in our products and solutions in order to remain competitive. We cannot assure you that we will be able to continue to achieve or sustain the technological leadership that is necessary for success in our industry. In addition, our competitors may develop new technologies that give them a competitive advantage, and we may not be able to obtain the right to use those technologies at a reasonable cost, if at all, or to develop alternative solutions that enable us to compete effectively. A failure on our part to manage effectively the transitions of our product lines to new technologies on a timely basis could have a material adverse effect upon us. In addition, our business depends upon technology trends in our customers’ businesses. To the extent that we do not anticipate or address these technological changes, our business may be adversely impacted.

We cannot assure you that any new products we develop will be accepted by customers.

     Even if we are able to continue to enhance our technology and offer improved products and solutions, we cannot assure you we will be able to deliver commercial quantities of new products in a timely manner or that our products will achieve market acceptance. Further, it is necessary for our products to adhere to generally accepted and frequently changing industry standards, which are subject to change in ways that are beyond our control.

If we lose the services of our key personnel, we may be unable to replace them, and our business could be negatively affected.

     Our success depends in large part on the continued service of our management and other key personnel who have significant knowledge, experience and contacts in the industries that comprise our primary markets. Our ability to continue to attract, motivate and retain employees having these qualifications is essential to our future success. The loss of the services of key personnel could cause us to lose market share to a competitor or otherwise materially adversely affect our business or financial condition.

Risks Related to Our International Operations

There are numerous risks associated with international operations, which represent a significant part of our business.

     Our international operations generated about one-third of our sales in 2003 and in the first quarter of 2004. Our sales outside the United States were primarily in Europe (particularly the Nordic countries), South America, the Middle East and Australia. The success and profitability of international operations are subject to numerous risks and uncertainties, such as economic and labor conditions, political instability, tax laws (including U.S. taxes upon foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currency in which products are sold. Any unfavorable change in one or more of these factors could have a material adverse effect upon us.

We maintain cash deposits in foreign locations, portions of which may be subject to significant tax or tax withholding ulpon transfer or withdrawal.

     Many countries impose taxes or fees upon removal from the country of cash earned in that country. Moreover, complying with foreign tax laws can be complicated and we may incur unexpected tax obligations in some jurisdictions. While we believe our tax positions in the foreign jurisdictions in which we operate are proper and fully defensible, tax authorities in those jurisdictions may nevertheless assess taxes and render judgments against us if we are unable to convince them of our position. In such an event, we could be required to make unexpected cash payments in satisfaction of such assessments or judgments or incur additional expenses to defend our position. This risk is mitigated, but not completely eliminated, by the existence of our net operating losses and tax credit carryforwards.

Risks Related to Our Intellectual Property

We may not be able to defend ourselves successfully against claims that we are infringing on the intellectual property rights of others, and defending ourselves could be costly.

     Third parties, including our competitors, individual inventors or others, may have patents or other proprietary rights that may cover technologies that are relevant to our business. Several claims of infringement have been asserted against us in the past, and we have recently settled one lawsuit in which a third party claimed that we infringed its intellectual property. Even if we believe a claim asserted against us is not valid, defending against the claim may be costly. Intellectual property litigation can be complex, protracted and highly disruptive to business operations by diverting the attention and energies of management and key technical personnel. Further, plaintiffs in intellectual property cases often seek injunctive relief and the measures of damages in intellectual property litigation are complex and often subjective or uncertain. In some cases, we may decide that it is not economically feasible to pursue a vigorous and protracted defense and decide, instead, to negotiate licenses or cross-licenses authorizing us to use a third party’s technology in our products. If we are unable to successfully defend against litigation of this type, or to obtain and maintain licenses on favorable terms, we could be prevented from manufacturing or selling our products, which would cause severe disruptions to our operations. For these reasons, intellectual property litigation could have a material adverse effect on our business or financial condition.

Misappropriation of our intellectual property and proprietary rights could impair our competitive position, and enforcing our rights could be costly.

     We rely upon a combination of patents, copyrights, alliances, trade secrets, nondisclosure agreements and licensing agreements to establish and protect our ownership of, and rights to use, proprietary and intellectual property rights. Although we consider the results of our research and development efforts to be proprietary to us, and we attempt to maintain the confidentiality of those results, we may not be able to prevent others from using the information or technology that we develop. In addition, by “designing around” our intellectual property rights, our competitors may be able to offer the same functionality provided by our products without violating our intellectual property rights. Policing unauthorized use of our proprietary rights is difficult. We cannot assure that the steps we take will prevent misappropriation of our technology or that the agreements we enter into for that purpose will be enforceable. In addition, laws governing intellectual property rights are less protective in some countries in which we operate, or may operate in the future, than in the United States. Litigation may be necessary in the future to enforce or protect our intellectual property rights, and we cannot be certain that we will be successful in any such litigation. Moreover, even if we are successful, litigation to enforce our rights can be complex, costly, protracted and highly disruptive to business operations. Misappropriation of our intellectual property or potential litigation could have a material adverse effect on our business or financial condition.

Risks Related to Our Equity Securities and Convertible Debenture

The public market for our common stock may be volatile, especially since market prices for technology stocks often have been unrelated to operating performance.

We cannot assure you that an active trading market will be sustained or that the market price of our common stock will not decline. From time to time, the stock market in general, and the shares of technology companies in particular (including our own stock), have experienced significant price fluctuations. The market price of our common stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to factors such as:

•	Actual or anticipated variations in our quarterly operating results;

•	Historical and anticipated operating results;

•	Announcements of new product or service offerings;

•	Technological innovations;

•	Competitive developments in the public transit industry;

•	Changes in financial estimates by securities analysts;

•	Conditions and trends in the public transit industry;

•	Funding initiatives and other legislative developments affecting the transit industry;

•	Adoption of new accounting standards affecting the technology industry or the public transit industry; and

•	General market and economic conditions and other factors.

Further, the stock markets, and particularly the Nasdaq Small Cap Market, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies (including our company) and have often been unrelated or disproportionate to the operating performance of such companies. These broad market factors have materially affected and may continue to materially affect the market price of our common stock. In addition, general economic, political and market conditions, such as recessions, interest rate variations, international currency fluctuations, terrorist acts, military actions or war, may adversely affect the market price of our common stock.

Our preferred stock and convertible debenture have preferential rights over our common stock.

     As of April 30, 2004, we have outstanding shares of Series AAA Redeemable Nonvoting Preferred Stock and Series E Redeemable Nonvoting Convertible Preferred Stock, as well as an 8.0% convertible subordinated debenture, all of which have rights in preference to holders of our common stock in connection with any liquidation of our company. As of April 30, 2004, the aggregate liquidation preference is approximately $1.3 million for the Series AAA stock and approximately $2.2 million for the Series E stock, in each case plus accrued but unpaid dividends, and the aggregate principal amount of the outstanding 8.0% convertible subordinated debenture is $250,000. Holders of the Series AAA and Series E stock are entitled to receive cumulative quarterly dividends at the rate of 10% per annum and 7% per annum, respectively, in cash, on the liquidation value of those shares. The purchase agreement pursuant to which we issued our outstanding 8.0% convertible subordinated debenture, as well as our domestic senior credit facility, prohibits the payment of dividends to holders of our common stock. The holder of the debenture has the right to require us to redeem the debenture upon the occurrence of certain events, including certain changes in control of the company or our failure to continue to have our stock listed on The Nasdaq Stock Market or another stock exchange. In such an event, the holder would have the right to require us to redeem the debenture for an amount equal to the principal amount plus an 18% annual yield on the principal amount through the date of redemption. The preferential rights of the holders of our convertible subordinated debenture and preferred stock could substantially limit the amount, if any, that the holders of our common stock would receive upon any liquidation of the company.

A small number of holders own a significant portion of our outstanding securities, and those holders may have the ability to exert significant influence over our management and affairs and to effectively control the outcome of corporate actions submitted to our shareholders for approval.

     Our only class of voting securities that is outstanding is our common stock. The 12 Selling Shareholders in this offering beneficially own approximately 10% of our voting securities, assuming the issuance of additional shares of our common stock to them upon the exercise of warrants. See “Selling Shareholders.” As of the date of this prospectus, our executive officers and directors as a group beneficially own approximately 14% of our common stock. The control of a significant amount of our stock by a small number of holders could adversely affect the market price of our common stock. Without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us or to our other shareholders. In addition, any attempt to acquire the company that was not supported by our significant shareholders could be very difficult to accomplish, possibly preventing you from obtaining an optimal price for your shares of common stock.

Risk Related to Limiting Use of Tax Loss Carryforwards

      Because of our history of losses, we have significant net operating loss carryforwards that may be used to offset taxable income in future periods. However, our ability to use those carryforwards may be limited by certain factors, including, for example, our failure to generate sufficient income before the expiration of the net operating loss carryforwards. Changes in our equity ownership may also limit our ability to benefit from the carryforwards. As a result of our consummation of certain equity transactions during the second quarter of 2004, we have determined that our net operating loss carryforwards and related tax benefits will be limited under the Internal Revenue Code to some extent.

Future sales of our stock, or the possibility of future sales, could adversely affect the market price of our stock.

     Sales of substantial numbers of shares of our common stock in the public market, or the perception that significant sales are likely, could adversely affect the market price of our common stock. The number of shares of common stock covered by this prospectus, 77% of which are currently outstanding, is equal to approximately 10% of the currently outstanding shares of our common stock. In addition to the shares covered by this prospectus, up to 633,333 shares of common stock are currently issuable upon conversion of our outstanding shares of Series E stock. We issued those shares of Series E stock on various dates between July 1, 2003 and March 23, 2004. Those shares of common stock generally will become tradable pursuant to Rule 144 under the Securities Act of 1933 one year after the date of issuance of the shares of Series E stock being converted, or earlier if we file another registration statement covering the resale of those shares in the market. In addition, 156,250 shares of our common stock are currently issuable upon conversion of outstanding shares of our Series AAA stock. Upon conversion, those shares of common stock would be freely tradable in the market pursuant to Rule 144(k) under the Securities Act of 1933. If all the shares of common stock described in this paragraph are issued and sold in the market, the number of shares of our common stock outstanding, and potentially tradable in the public market, would increase from approximately 7.9 million shares to approximately 8.9 million shares. We cannot predict the effect that market sales of such a large number of shares would have on the market price of our common stock. Sales of substantial amounts of such shares in the public market could adversely affect the market price of our common stock.

Risks Related to Anti-Takeover Provisions and Our Shareholder Rights Plan

Our articles of incorporation, bylaws and North Carolina law contain provisions that may make takeovers more difficult or limit the price third parties are willing to pay for our stock.

     Our articles of incorporation authorize the issuance of shares of “blank check” preferred stock, which would have the designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without shareholder approval (but subject to applicable regulatory restrictions), to issue additional preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. Our board of directors could also use the issuance of preferred stock, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company. Our articles of incorporation also provide that our board of directors is divided into three classes, which may have the effect of delaying or preventing changes in control or changes in our management because less than a majority of the existing directors are up for election at each annual meeting. In addition, our bylaws require that certain shareholder proposals, including proposals for the nomination of directors, be submitted specified periods of time in advance of our annual shareholders’ meetings. These provisions could make it more difficult for shareholders to effect corporate actions such as a merger, asset sale or other change of control of the company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock, and they may have the effect of delaying or preventing a change in control.

     We are also subject to two North Carolina statutes that may have anti-takeover effects. The North Carolina Shareholder Protection Act generally requires, unless certain “fair price” and procedural requirements are satisfied, the affirmative vote of 95% of our voting shares to approve certain business combination transactions with an entity that is the beneficial owner, directly or indirectly, of more than 20% of our voting shares, or with one of our affiliates if that affiliate has previously been a beneficial owner of more than 20% of our voting shares. The North Carolina Control Share Acquisition Act, which applies to public companies that have substantial operations and significant shareholders in the state of North Carolina, eliminates the voting rights of shares acquired in transactions (referred to as “control share acquisitions”) that cause the acquiring person to own a number of our voting securities that exceeds certain threshold amounts, specifically, one-fifth, one-third and one-half of our total outstanding voting securities. There are certain exceptions. For example, this statute does not apply to shares that an acquiring person acquires directly from us. The holders of a majority of our outstanding voting stock (other than such acquiring person, our officers and our employee directors) may elect to restore voting rights that would be eliminated by this statute. If voting rights are restored to a shareholder that has made a control share acquisition and holds a majority of all voting power in the election of our directors, then our other shareholders may require us to redeem their shares at fair value. These statutes could discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. They also might limit the price that certain investors might be willing to pay in the future for our shares of common stock, and they may have the effect of delaying or preventing a change of control.

Our board of directors has adopted a shareholder rights plan that could discourage or prevent takeover attempts.

     On December 14, 1999, our board of directors approved a Rights Agreement that establishes a shareholder rights plan designed to prevent any potential acquirer from obtaining control of the company without negotiating the terms of the transaction with our board of directors. Under our rights plan, as amended, among other things, in the event of an acquisition of, or an announced tender offer for, 15% or more of our outstanding common stock, holders of our common stock have been granted the right to purchase a fraction of a share of our Series D Junior Participating Preferred Stock or shares of our common stock having a market value of twice the exercise price of the rights. See “Description of Securities — Preferred Stock Purchase Rights” and “Documents Incorporated by Reference” for more information about our rights plan. The existence of our rights plan may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our board of directors. Although the rights plan is not intended to prevent acquisitions through negotiations with our board of directors, the existence of the rights plan may nevertheless discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. To the extent any potential acquirers are deterred by our rights plan, the rights plan may have the effect of preserving incumbent directors and management in office or preventing acquisitions of the company, even if you might consider such an acquisition to be in your best interest as a holder of our common stock.

Risks Associated with Potential Growth

We may not be able to obtain the financing we will need to continue to grow.

     Our business and operating strategy embraces growth. That includes internal, organic as well as external, acquisition-oriented growth scenarios. This requires that we maintain a high degree of emphasis on finding and securing financing sources of various types in both equity and debt categories. Success in these financing requirements can be adversely impacted by economic conditions and other factors beyond our control. Although we believe that our revolving credit facilities and cash flow from operations will be adequate to fund our current business operations through the end of 2004, we cannot assure you that we will not require additional sources of financing to fund our operations. Any significant acquisition or other growth initiative would also require additional financing. Additional financing may not be available to us on terms we consider acceptable, if it is available at all. If we cannot raise funds on acceptable terms, we may not be able to develop next-generation products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could have a material adverse effect on our ability to grow our business. Further, if we issue equity securities, you will experience dilution of your ownership percentage, and the new equity securities may have rights, preferences or privileges senior to those of our common stock.

There are many risks associated with potential acquisitions.

     We intend to continue to evaluate potential acquisitions that we believe will enhance our existing business or enable us to grow. If we acquire other companies or product lines in the future, it may dilute the value of existing shareholders’ ownership. The impact of dilution may restrict our ability to consummate further acquisitions. Issuance of equity securities in connection with an acquisition may restrict utilization of net operating loss carryforwards because of an annual limitation due to ownership change limitations under the Internal Revenue Code. We may also incur debt and losses related to the impairment of goodwill and other intangible assets if we acquire another company, and this could negatively impact our results of operations. We currently do not have any definitive agreements to acquire any company or business, and we may not be able to identify or complete any acquisition in the future. Additional risks associated with acquisitions include the following:

•	It may be difficult to assimilate the operations and personnel of an acquired business into our own business;

•	Management information and accounting systems of an acquired business must be integrated into our current systems;

•	Our management must devote its attention to assimilating the acquired business, which diverts attention from other business concerns;

•	We may enter markets in which we have limited prior experience; and

•	We may lose key employees of an acquired business.

USE OF PROCEEDS

     We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the Selling Shareholders. All of the proceeds from the sale of common stock offered by this prospectus will go to the Selling Shareholders who offer and sell their shares.

SELLING SHAREHOLDERS

     The following table sets forth, as of May 20, 2004, information as to the shares of common stock that may be sold in this offering by the Selling Shareholders. Because the Selling Shareholders may offer all or a portion of the shares of common stock offered by this prospectus at any time and from time to time after the date hereof, we cannot predict the number of shares that each Selling Shareholder may retain upon completion of this offering. In the table below, the percentage ownership after the offering is based upon the assumed sale by the Selling Shareholders of all shares they may offer for sale pursuant to this prospectus. Beneficial ownership includes both outstanding common stock and shares issuable upon the exercise of warrants. Except as indicated in the footnotes to the table, all such warrants are exercisable presently or within 60 days after the date of this prospectus. The percentages for each shareholder are calculated based on the number of outstanding shares at May 20, 2004 (7,929,707) plus the additional shares that the shareholder is deemed to beneficially own as set forth in the table, which includes some of the shares offered by this prospectus. The exercise prices of the warrants pursuant to which those additional securities are issuable are subject to adjustment in certain circumstances. The shares offered by this prospectus shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the Selling Shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law.

	Beneficial Ownership			Beneficial Ownership
	Before this Offering			After this Offering
	Number of		Shares Being	Number of
Name	Shares	Percentage	Offered	Shares	Percentage
Bonanza Master Fund Ltd. (1)	120,000	1.5	120,000	0	—
Cohanzick Absolute Return Master Fund, Ltd. (2)	18,000	*	18,000	0	—
Cranshire Capital, LP (3)	60,000	*	60,000	0	—
Elliott Associates, L.P. (4)	48,000	*	48,000	0	—
Elliott International, L.P. (5)	72,000	*	72,000	0	—
Gabriel Capital, L.P. (6)	42,000	*	42,000	0	—
Heimdall Investments Ltd. (7)	120,000	1.5	120,000	0	—
Langley Partners, L.P. (8)	60,000	*	60,000	0	—
Omicron Master Trust (9)	108,000	1.4	108,000	0	—
Portside Growth and Opportunity Fund (10)	24,000	*	24,000	0	—
Smithfield Fiduciary LLC (11)	78,000	1.0	78,000	0	—
Roth Capital Partners, LLC (12)	62,500	*	62,500	0	—

*	Less than one percent

(1)	The shares beneficially owned and being offered by Bonanza Master Fund Ltd. consist of 20,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share, and 100,000 shares of our common stock held outright.

(2)	The shares beneficially owned and being offered by Cohanzick Absolute Return Master Fund, Ltd. consist of 3,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share, and 15,000 shares of our common stock held outright.

(3)	The shares beneficially owned and being offered by Cranshire Capital, LP consist of 10,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share, and 50,000 shares of our common stock held outright.

(4)	The shares beneficially owned and being offered by Elliott Associates, L.P. consist of 8,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share, and 40,000 shares of our common stock held outright.

(5)	The shares beneficially owned and being offered by Elliott International, L.P. consist of 12,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share, and 60,000 shares of our common stock held outright.

(6)	The shares beneficially owned and being offered by Gabriel Capital, L.P. consist of 7,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share, and 35,000 shares of our common stock held outright.

(7)	The shares beneficially owned and being offered by Heimdall Investments Ltd. consist of 20,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share, and 100,000 shares of our common stock held outright. HBK Master Fund, L.P., the parent of Heimdall Investments Ltd., owns 15,300 shares of our common stock. HBK Investments L.P. may be deemed to have sole voting and dispositive power over the shares held by both Heimdall Investments Ltd. and HBK Master Fund, L.P., pursuant to investment management agreements between HBK Investments L.P. and each of HBK Master Fund, L.P. and Heimdall Investments Ltd.

(8)	The shares beneficially owned and being offered by Langley Partners, L.P. consist of 10,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share, and 50,000 shares of our common stock held outright.

(9)	The shares beneficially owned and being offered by Omicron Master Trust consist of 18,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share, and 90,000 shares of our common stock held outright. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Oliver H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Omicron and Winchester are not “affiliates” of one another, as that term is defined by the Exchange Act, or of any other person named in this prospectus as a Selling Shareholder. No person or “group” (as that term is used in Section 13(d) or Regulation 13D-G of the Exchange Act) controls Omicron and Winchester.

(10)	The shares beneficially owned and being offered by Portside Growth and Opportunity Fund consist of 4,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share, and 20,000 shares of our common stock held outright. Ramius Capital Group, LLC is the investment advisor of Portside Growth and Opportunity Fund and consequently has voting control and investment discretion over securities held by Portside Growth and Opportunity Fund. Ramius Capital Group, LLC disclaims beneficial ownership of the shares held by Portside Growth and Opportunity Fund. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital Group, LLC. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital Group, LLC. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(11)	The shares beneficially owned and being offered by Smithfield Fiduciary LLC consist of 13,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share, and 65,000 shares of our common stock held outright.

(12)	The shares beneficially owned and being offered by Roth Capital Partners, LLC consist of 62,500 shares issuable upon the exercise of warrants with an exercise price of $10.25 per share, which are exercisable during a period beginning October 26, 2004.

     On April 20, 2004, we engaged Roth Capital Partners, LLC, which is one of the Selling Shareholders listed above, to serve as our exclusive placement agent in connection with a private placement of our common stock. We issued the warrant described in footnote 12 to the table above to Roth Capital Partners, LLC and also paid that firm a cash fee in the amount of $425,000 as compensation for its services as placement agent in connection with a private placement completed pursuant to that agreement. That private placement related to 750,000 of the shares of common stock covered by this prospectus, including the 625,000 shares that are presently outstanding and the 125,000 shares issuable upon the exercise of the warrants described in footnotes 1 through 11 to the table above.

     We have agreed with the Selling Shareholders to file with the Commission, under the Securities Act of 1933, a registration statement of which this prospectus forms a part, with respect to the resale of the shares beneficially owned by them, and have agreed to prepare and file such amendments, including post-effective amendments, to the registration statement as may be necessary to keep the registration statement continuously effective until the earlier of (i) two years after its effective date, (ii) such time as all of the shares beneficially owned by the Selling Shareholders and covered by this registration statement have been sold pursuant to this registration statement or otherwise publicly sold by the Selling Shareholders, or (iii) such time as all of the shares covered by this registration statement and beneficially owned by the Selling Shareholders may be sold by them pursuant to Rule 144(k) as determined by the counsel to our company pursuant to a written opinion letter to such effect, addressed and acceptable to our transfer agent and the affected Selling Shareholders.

     Except as set forth in the preceding paragraphs, the Selling Shareholders and the officers and directors of the Selling Shareholders have not held any positions or offices or had any other material relationship with us or any of our affiliates within the past three years.

     All of the securities being offered by this prospectus were or will be issued and sold to the Selling Shareholders pursuant to exemptions from the registration requirements of the Securities Act of 1933 as provided by Rule 506 of Regulation D, Section 4(2) of the Securities Act, or otherwise.

PLAN OF DISTRIBUTION

     The Selling Shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The Selling Shareholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus.

     Upon our company being notified in writing by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of our common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our company being notified in writing by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares of our common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

     The Selling Shareholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

     The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the Selling Shareholder and/or the purchasers. Each Selling Shareholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such Selling Shareholder’s business and, at the time of its purchase of such securities such Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

     We have advised each Selling Shareholder that it may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date on which this registration statement shall have been declared effective by the Securities and Exchange Commission. If a Selling Shareholder uses this prospectus for any sale of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Shareholders will be responsible to comply with the applicable provisions of the Securities Act and Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Shareholders in connection with resales of their respective shares under this registration statement.

     We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of our common stock. We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     One of the Selling Shareholders, Roth Capital Partners, LLC, is a broker-dealer registered with the National Association of Securities Dealers, Inc. (the “NASD”). The shares being offered by it pursuant to this prospectus are being offered for sale for its own account, and such firm is not serving as an underwriter, broker or dealer, and is not receiving any compensation, in connection with the offer or sale of any of the securities being offered pursuant to this prospectus. We issued the warrant described in footnote 12 to the Selling Shareholders table to Roth Capital Partners, LLC and also paid that firm a cash fee in the amount of $425,000 as compensation for its services as placement agent in connection with a private placement of our common stock.

     The investment advisor to one of the Selling Shareholders, Portside Growth and Opportunity Fund, is Ramius Capital Group, LLC. Ramius Securities, LLC, a broker-dealer registered with the NASD, is an affiliate of Ramius Capital Group, LLC. The shares being offered by Portside Growth and Opportunity Fund pursuant to this prospectus are being offered for sale for its own account, and Ramius Securities, LLC is not serving as an underwriter, broker or dealer, and is not receiving any compensation, in connection with the offer or sale of any of the securities being offered pursuant to this prospectus.

DESCRIPTION OF SECURITIES

     The following discussion is not meant to be complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended, and our bylaws, which are exhibits to the registration statement of which this prospectus is a part, and to the description of our preferred stock purchase rights and Rights Agreement, which is incorporated herein by reference. You should read this summary together with our Amended and Restated Articles of Incorporation, as amended, our bylaws, and the description of our Rights Agreement, and the applicable provisions of North Carolina statutory law. For more information, you should read “Documents Incorporated by Reference.”

     Our authorized capital stock currently consists of 30,000,000 shares of capital stock. The authorized capital stock is divided into common stock and preferred stock. The common stock consists of 25,000,000 shares, par value $.10 per share. The preferred stock consists of 5,000,000 shares, par value $.10 per share, 20,000 shares of which are designated as Series AAA Redeemable Nonvoting Preferred Stock, 10,000 shares of which are designated as Series D Junior Participating Preferred Stock, 500 shares of which are designated as Series E Redeemable Nonvoting Preferred Stock, 500 shares of which are designated as Series F Convertible Preferred Stock, and 4,969,000 shares of which remain undesignated. As of May 20, 2004, we had outstanding 7,929,707 shares of common stock, 250 shares of Series AAA stock and 430 shares of Series E stock. There are no shares of Series D stock or Series F stock outstanding. Our Series D stock will be issuable upon exercise of purchase rights under our Rights Agreement, if those rights ever become exercisable. See “Preferred Stock Purchase Rights” below.

Description of Common Stock

     Voting. The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders.

     No Cumulative Voting Rights. The holders of our common stock are not entitled to cumulative voting in the election of directors.

     Dividends. Subject to the rights of our outstanding preferred stock and subject to restrictions imposed by certain other agreements, dividends on our common stock may be declared and paid when and as determined by our board of directors.

     Liquidation, Dissolution or Winding Up. If we liquidate, dissolve or wind up operations, the holders of our common stock are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied, all our outstanding debt is repaid and the liquidation preferences on our outstanding preferred stock are paid in full.

     Other Rights. Holders of our common stock do not have any preemptive or similar rights to subscribe for shares of our capital stock, or for any rights, warrants, options, bonds, notes, debenture or other securities convertible into or carrying options or warrants to subscribe, purchase or otherwise acquire shares of our capital stock. Our Amended and Restated Articles of Incorporation, as amended, do not contain any provisions providing for the redemption of our common stock or the conversion of our common stock into other securities.

     Effect of Preferred Stock, Debenture, and Credit Facilities on our Common Stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of our outstanding preferred stock or any series of preferred stock that we may issue in the future, the debenture that we have issued or that we may issue in the future, and our credit facilities. Certain provisions of the instruments that may adversely affect the rights of holders of our common stock are described in the following paragraphs.

Preferred Stock

     Our board of directors has the authority, without further shareholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights, and the qualifications, limitations or restrictions, of the shares of each series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock. In certain circumstances, such issuances could have the effect of decreasing the market price of the common stock.

     Our outstanding shares of Series AAA stock and Series E stock all have rights in preference to holders of our common stock in connection with any liquidation of the company. The aggregate liquidation preference is $1,250,000 for the Series AAA stock and $2,150,000 for the Series E stock, in each case plus accrued but unpaid dividends. Holders of the Series AAA stock and Series E stock are entitled to receive cumulative quarterly dividends at the rate of 10% per annum and 7% per annum, respectively, in cash, on the liquidation value of those shares in preference to the holders of our common stock. The preferential rights of the holders of our preferred stock could substantially limit the amount, if any, that the holders of our common stock would receive upon any liquidation of the company.

     All previously outstanding shares of Series F stock were converted into shares of our common stock on April 30, 2004. We do not contemplate issuing any additional shares of Series F stock.

     Under North Carolina law, the approval of the holders of shares of each series of our outstanding preferred stock, voting as a separate class, may be required for certain matters, such as mergers and amendments to the articles of incorporation. These voting rights of our preferred shareholders dilute the voting power of holders of our common stock and could prevent the approval of certain matters that holders of our common stock might approve.

Debenture

     We currently have outstanding an 8.0% convertible subordinated debenture with an aggregate principal amount of $250,000. We would have to repay the entire principal amount, plus accrued interest, before holders of our common stock would be entitled to receive any amounts in connection with any liquidation of the company. The agreement with a director and shareholder pursuant to which we issued our outstanding 8.0% convertible subordinated debenture prohibits the payment of dividends to holders of our common stock. The holder of the debenture has the right to require us to redeem the debenture upon the occurrence of certain events, including certain changes in control of the company or our failure to continue to have our stock listed on The Nasdaq Stock Market or another stock exchange. The preferential rights of the holder of the debenture could limit the amount, if any, that the holders of our common stock would receive upon any liquidation of the company.

Credit Facilities

     During the third quarter of 2003, we entered into a $10.0 million revolving credit facility with LaSalle Business Credit, LLC. The credit facility has an initial term of three years and is secured by substantially all of our domestic assets. The credit agreement also has affirmative, negative and financial covenants with which we must comply. The credit facility prohibits the payment of dividends on our common stock. We would have to repay all our outstanding debt, including principal and interest outstanding under our revolving credit facilities, before holders of our common stock would be entitled to receive any amounts in connection with any liquidation of the company.

Preferred Stock Purchase Rights

     Under our shareholders’ rights plan, as amended, holders of our common stock have been granted the right to purchase, at a specified price, a fraction of a share of our Series D Junior Participating Preferred Stock in the event of an acquisition of, or an announced tender offer for, 15% or more of our outstanding common stock (with certain exceptions, including acquisitions of our stock directly from us). After the occurrence of such an event, each right will also entitle the holder (other than the person making the acquisition or tender offer) to purchase, at the exercise price, shares of our common stock having a market value of twice the exercise price. If, after any person acquires the specified percentage of our common stock, we are involved in a merger, consolidation, sale of assets or similar acquisition transaction, and we are not the acquiring or surviving corporation, then each right will entitle its holder to purchase, at the exercise price, shares of the acquiring or surviving company having a market value of twice the exercise price, and the acquiring or surviving company will be obligated to assume our obligations under the rights plan.

     The terms of the rights are set forth in a Rights Agreement dated as of December 14, 1999 between us and Continental Stock Transfer & Trust Company, as rights agent, as amended. The rights will expire on October 7, 2009, if not previously redeemed or exchanged. The rights are redeemable by us at any time before any person acquires the specified percentage of our outstanding common stock at a redemption price of $0.001 per right, subject to certain adjustments for stock splits or similar events. After any person has acquired the specified percentage of our outstanding common stock and the rights have become exercisable, and before a majority of our common stock has been acquired, we may exchange all or part of the outstanding rights for shares of our common stock at an exchange ratio of one share of common stock per right, subject to certain adjustments for stock splits or similar events.

     The existence of our rights plan may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our board of directors. Although the rights plan is not intended to prevent acquisitions through negotiations with our board of directors, the existence of the rights plan may nevertheless discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. To the extent any potential acquirers are deterred by our rights plan, the rights plan may have the effect of preserving incumbent directors and management in office or preventing acquisitions of the company, even if you might consider such an acquisition to be in your best interest as a holder of our common stock.

Anti-Takeover Provisions

     Our board of directors could use the issuance of preferred stock, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company. Our articles of incorporation also provide that our board of directors is divided into three classes, which may have the effect of delaying or preventing changes in control or changes in our management because less than a majority of the existing directors are up for election at each annual meeting. In addition, our bylaws require that certain shareholder proposals, including proposals for the nomination of directors, be submitted specified periods of time in advance of our annual shareholders’ meetings. These provisions could make it more difficult for shareholders to effect corporation actions such as a merger, asset sale or other change of control of the company.

     We are also subject to two North Carolina statutes that may have anti-takeover effects. The North Carolina Shareholder Protection Act generally requires, unless certain “fair price” and procedural requirements are satisfied, the affirmative vote of 95% of our voting shares to approve certain business combination transactions with an entity that is the beneficial owner, directly or indirectly, of more than 20% of our voting shares, or with one of our affiliates if that affiliate has previously been a beneficial owner of more than 20% of our voting shares. The North Carolina Control Share Acquisition Act, which applies to public companies that have substantial operations and significant shareholders in the state of North Carolina, eliminates the voting rights of shares acquired in transactions (referred to as “control share acquisitions”) that cause the acquiring person to own a number of our voting securities that exceeds certain threshold amounts, specifically, one-fifth, one-third and one-half of our total outstanding voting securities. There are certain exceptions. For example, this statute does not apply to shares that an acquiring person acquires directly from us. The holders of a majority of our outstanding voting stock (other than those shares held by such acquiring person, our officers, and our directors who are also employed by us) may elect to restore voting rights that would be eliminated by this statute. If voting rights are restored to a shareholder that has made a control share acquisition and holds a majority of all voting power in the election of our directors, then our other shareholders may require us to redeem their shares at fair value. These statutes could discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. They also might limit the price that certain investors might be willing to pay in the future for our shares of common stock, and they may have the effect of delaying or preventing a change of control.

LEGAL MATTERS

     The legality of the shares of common stock offered by this prospectus has been passed upon for us by Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. of Gastonia, North Carolina.

     David M. Furr is a partner in the law firm Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. Mr. Furr beneficially owns 101,463 shares of our common stock, including shares held of record, shares issuable upon conversion or exercise of preferred stock and warrants and shares beneficially owned by family members. Mr. Furr disclaims ownership of 48,130 of such shares, which are beneficially owned by his wife.

EXPERTS

     The financial statements incorporated by reference in this registration statement and prospectus from Amendment No. 2 on Form 10-K/A to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, have been audited by McGladrey & Pullen, LLP, independent public accountants, as indicated in their report with respect thereto, which is incorporated herein by reference, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. The file number under the Securities Exchange Act of 1934 for our Commission filings is No. 1-13408. You may read and copy materials that we have filed with the Commission, including the registration statement of which this prospectus is a part, at the Commission’s public reference room located at:

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

     Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings also are available to the public on the Commission’s web site at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

     The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents and information we filed with the Commission that are identified below:

     1. Amendment No. 2 on Form 10-K/A to our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

     2. Form 10-Q for the quarter ended March 31, 2004;

     3. Definitive Proxy Statement on Schedule 14A filed on May 4, 2004;

     4. Report on Form 8-K, filed on April 14, 2004;

     5. Report on Form 8-K, filed on April 22, 2004;

     6. Report on Form 8-K, filed on April 27, 2004, reporting certain information under item 5;

     7. The description of our common stock contained in our registration statement on Form SB-2 (Registration No. 33-82870-A), as amended; and

     8. The description of our Rights Agreement and preferred stock purchase rights contained in our registration statement on Form 8-A filed December 17, 1999.

     All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement, and (ii) after the date of this prospectus and prior to the termination of the offering of the shares shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents.

     You may request a copy of any or all of the documents incorporated herein by reference, without cost, by writing us at the following address or telephoning us at (214) 378-8992, between the hours of 9:00 a.m. and 5:00 p.m., Central Time: Lawrence A. Taylor, Corporate Secretary, Digital Recorders, Inc., 5949 Sherry Lane, Suite 1050, Dallas, Texas 75225.

     We have not authorized any dealer, salesman or any other person to give any information or to make any representations, other then those contained or incorporated by reference in this prospectus. Any such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the registered shares of common stock in any jurisdiction or in any circumstances in which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale of common stock shall create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to that date.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The expenses we expect to incur in connection with the registration of the shares covered by this registration statement are listed below. All fees, except the SEC registration fee, are estimated.

SEC Registration Fee	$522
Accounting Fees and Expenses	$20,000
Legal Fees and Expenses	$40,000
Printing Expenses	$3,000
Miscellaneous	$5,000

Total	$68,522

Item 15. Indemnification of Directors and Officers

     Under our Amended and Restated Articles of Incorporation, as amended, our directors will have no personal liability to us or to our shareholders for monetary damages incurred as the result of the breach or alleged breach by a director of any duty as a director. This provision does not apply to a director’s (i) acts or omissions that a director knows or believes were clearly in conflict with our best interests, (ii) approval of an unlawful dividend or distribution, or (iii) approval of any transaction from which the director derives an improper personal benefit. In addition, our Amended and Restated Articles of Incorporation provide that if North Carolina law is amended to permit further limitation or elimination of the personal liability of a director, the personal liability of our directors will be limited or eliminated to the fullest extent permitted by the applicable law. This provision does not limit or eliminate the rights of any shareholder to obtain non-monetary relief such as an injunction or recission in the event of a breach of a director’s duty.

     Under the North Carolina Business Corporation Act (the “North Carolina Act”), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents, and those who serve, at the corporation’s request, in such capacities with another enterprise, in accordance with applicable law. Our Bylaws provide for indemnification of such persons to the full extent allowable under applicable law.

Item 16. Exhibits

     See the exhibit index on the page following the signature page. The exhibit index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference in response to this Item 16.

Item 17. Undertakings

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement.

     Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

     to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement related to securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on May 26, 2004.

DIGITAL RECORDERS, INC.
By:	/s/ David L. Turney
David L. Turney
Chairman, Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints David L. Turney and Lawrence A. Taylor, and each of them, as attorneys-in-fact and agents, with full power of substitution, to execute in their respective names, individually and in each capacity stated below, any and all amendments (including post-effective amendments) to this registration statement and any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file any such amendment to the registration statement and any such related registration statement, exhibits thereto and documents required in connection therewith with the Securities and Exchange Commission and appropriate state securities authorities, granting unto said attorneys-in-fact and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and their substitutes may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ David L. Turney		May 26, 2004

David L. Turney	Chairman, Chief Executive
Officer, President and
Director
(principal executive officer)
/s/ Lawrence A. Taylor

Lawrence A. Taylor	Chief Financial Officer,
Secretary, Vice President and
	Director	May 26, 2004
(principal financial and
accounting officer)

/s/ Stephanie L. Pinson

Stephanie L. Pinson	Director	May 26, 2004

/s/ Juliann Tenney

Juliann Tenney	Director	May 26, 2004

/s/ C. James Meese, Jr.

C. James Meese, Jr.	Director	May 26, 2004

/s/ John K. Pirotte

John K. Pirotte	Director	May 26, 2004

/s/ Russell Cleveland

Russell Cleveland	Director	May 26, 2004

/s/ John D. Higgins

John D. Higgins	Director	May 26, 2004

/s/ J. Phillips L. Johnston

J. Phillips L. Johnston	Director	May 26, 2004

EXHIBIT INDEX

     The following exhibits are filed with or incorporated by reference into this report.

Exhibit No.	Exhibit Description
3.1	Amended and Restated Articles of Incorporation of the Company(1)

3.2	Articles of Amendment to Articles of Incorporation containing Certificate of Designation of Series E Redeemable Nonvoting Convertible Preferred Stock of Digital Recorders, Inc.(2)

3.3	Articles of Amendment containing Amended and Restated Certificate of Designation of Series F Convertible Preferred Stock of the Company (3)

3.4	Amended and Restated Bylaws of the Company (4)

3.5	Amendment to Amended and Restated Bylaws of the Company (5)

4.1	Rights Agreement dated as of December 14, 1999 between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, and the exhibits thereto(6)

4.2	Form of Amendment to Rights Agreement dated as of December 18, 2000, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent(7)

5.1	Opinion of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. regarding legality (filed herewith)

23.1	Consent of McGladrey & Pullen, LLP (filed herewith)

23.2	Consent of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (included in Exhibit 5.1)

99.1	Registration Rights Agreement dated as of April 21, 2004, by and among the Company and the investors named therein (9)

99.2	Form of Warrant dated as of April 21, 2004, issued by the Company to each of the investors named in the Registration Rights Agreement filed as Exhibit 99.1 hereto (9)

99.3	Warrant dated as of April 26, 2004, issued by the Company to Roth Capital Partners, LLC (10)

(1)	Incorporated by reference from our Form S-3 filed on December 23, 2003.

(2)	Incorporated by reference from our Form 8-K filed on November 12, 2003.

(3)	Incorporated by reference from our Form 8-K, filed on April 14, 2004.

(4)	Incorporated by reference from our Registration Statement on Form SB-2 (SEC File No. 33-82870-A).

(5)	Incorporated by reference from our Proxy Statement for our 2001 annual meeting, filed on June 6, 2001.

(6)	Incorporated by reference from our Registration Statement on Form 8-A filed December 17, 1999.

(7)	Incorporated by reference from Amendment No. 1 to our Registration Statement on Form S-3 filed on April 16, 2004.

(8)	Incorporated by reference from our Form 8-K filed on August 30, 2002.

(9)	Incorporated by reference from our Form 8-K filed on April 22, 2004.

(10)	Incorporated by reference from our Form 10-Q for the quarter ended March 31, 2004, filed on May 6, 2004.